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                                                                      EXHIBIT 20

                         MEMORANDUM OF UNDERSTANDING

         WHEREAS, there is now pending a putative class action lawsuit in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") entitled "Miller v. Daniel Industries, Inc., et al., C.A. No. 17175" (the "Action"), brought on behalf of the stockholders of Daniel Industries, Inc. ("Daniel" or the "Company");

         WHEREAS, the Class Action Complaint was filed in this Action on May 21, 1999 (hereinafter, the "Complaint");

         WHEREAS, the Complaint challenges public disclosures concerning a merger agreement among Daniel, non-party Emerson Electric Co. ("EEC") and Emersub LXXIV, Inc. ("Emersub"). Pursuant to the agreement for the merger (the "Merger Agreement"), Emersub has commenced a tender offer (the "Tender Offer") for any and all shares of Daniel at $21.25 per share, which Tender Offer will be followed by a cash out merger (the "Merger") at the same price. The Complaint alleges, inter alia, that Daniel's Board of Directors (the "Individual Defendants") breached their fiduciary duties to Daniel's stockholders by failing to disclose all material information concerning the Tender Offer and Merger, including inter alia, failing to provide information to enable the shareholders to understand why Daniel's Board decided to sell the Company, failing to disclose information concerning the range of values for the company that were considered by Daniel's Board, not disclosing the assumptions that were made in connection with certain projections of the future operating performance of Daniel, and




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omitting information regarding the potential of alternative transactions and the nature or amount of any competing bid for Daniel;

         WHEREAS, on May 21, 1999, plaintiff moved to preliminarily enjoin the Tender Offer and Merger, and the Court scheduled a preliminary injunction hearing for June 11, 1999;

         WHEREAS, plaintiff's counsel has reviewed documents made available on an expedited basis by Daniel relating to the allegations made in the Complaint;

         WHEREAS, plaintiff's counsel and defendants' counsel engaged in arm's-length negotiations concerning a possible settlement of the action;

         WHEREAS, Daniel and the Individual Defendants maintain that they were not required to issue any supplemental disclosures and all defendants maintain that they have committed no breaches of fiduciary duties or disclosure violations whatsoever; and

         WHEREAS, counsel for the parties have reached an agreement in principle providing for the settlement of the Action between and among plaintiff, on behalf of himself and the putative class of persons on behalf of whom plaintiff has brought the Action, and defendants, on the terms and subject to the conditions set forth below (the "Settlement");

         NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel to the parties, the parties to the Action have agreed in principle as follows:



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         1. Daniel shall mail to all stockholders as soon as practicable an amendment to its current Schedule 14D-9, which amendment shall contain the supplemental disclosures attached hereto as Exhibit A.

         2. Daniel will issue a press release as soon as reasonably practicable, announcing that the parties to the Action have reached a settlement in principle, subject to Court approval.

         3. The mailing described in Paragraph 1 will be accompanied by a letter to Daniel's stockholders stating that: (a) the mailing is being made prior to the closing date of the Tender Offer, which is currently scheduled to close on June 15, 1999; (b) the mailing is being made pursuant to an agreement in principle to settle the Action, and that the stockholders will receive a Notice of Settlement in more detail at a future date; and (c) nominees are requested promptly to forward copies of the letter and its enclosures to any beneficial holders for whom they act as nominees.

         4. Daniel and the Individual Defendants maintain that they were not required to issue any supplemental disclosures and all defendants maintain that they have committed no breaches of fiduciary duties or disclosure violations whatsoever.

         5. The parties to the Action will attempt in good faith to agree upon and execute as promptly as practicable but, in no event more than 45 days, an appropriate Stipulation of Settlement (the "Stipulation") of all claims asserted in the Complaint filed in the Action and all other claims (as described hereinafter), if



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any, arising out of or relating, in whole or in part, to the Tender Offer or the
Merger, and such other documentation as may be required in order to obtain any and all necessary or appropriate Court approvals of the Settlement, upon and consistent with the terms set forth in this Memorandum of Understanding, including that for the consideration set forth above, the Stipulation shall provide for the dismissal of all such claims with prejudice and without costs to any party (except as set forth herein). The Stipulation will also expressly provide, inter alia:

                a. for class certification pursuant to Delaware Chancery Court Rule 23(b)(1) and (b)(2) of a non-opt out settlement class consisting of all persons (other than defendants and their affiliates) who owned or have owned stock of Daniel on or after May 21, 1999, and their successors in interest and transferees, immediate and remote, through and including the closing of the Merger (the "Class");

                b. that all defendants have denied, and continue to deny, that they have committed any violations of law, and that defendants are entering into the Stipulation because the proposed Settlement would eliminate the burden and expense of further litigation, would finally put to rest all claims arising out of or relating in any way to the Tender Offer or the Merger and would permit the Tender Offer to proceed without risk of injunctive relief;

                c. for the release of all claims of Class members, whether known, unknown or unknowable, asserted or unasserted against defendants and



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         any of their present or former officers, directors, employees, agents, attorneys, accountants, financial advisors, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, subsidiaries, general and limited partners and partnerships, heirs, executors, administrators, successors and assigns, whether under state, federal, common or administrative law (including claims arising under the federal securities laws), and whether directly, derivatively, representatively or arising in any other capacity, and in connection with, or that arise out of any claim that was or could have been brought in the Action or that relates in any way to the Merger (whether or not such claim could have been asserted in the Action), the negotiation, consideration or formulation of the Merger and the Merger Agreement, or the Tender Offer, the fiduciary obligations of any of the defendants or other persons to be released in connection with the Tender Offer or Merger, or the disclosure obligations of any of the defendants (or persons to be released) in connection with the Tender Offer or Merger, or any other claim relating in any way to any of the foregoing;

                d. the parties to the Action will present the Settlement to the Court for hearing and approval as soon as practicable and, following appropriate notice to members of the Class, will use their best efforts to obtain final Court approval of the Settlement, and the release and dismissal of the Action with prejudice as against plaintiff and the Class,



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         with no right to opt-out of the Settlement and without awarding costs to any party (except as provided herein). It is expressly acknowledged that the Tender Offer may be, and is expected to be, closed prior to final Court approval of the Settlement. As used in this Memorandum of Understanding, "final Court approval" of the Settlement means that the Court has entered an Order approving the Settlement in accordance with the Stipulation, and that Order is finally affirmed on appeal or is no longer subject to appeal;

                e. provided that the Stipulation has been executed and final Court approval of the Settlement (including the Class release) and dismissal of the Action by the Court with prejudice has been obtained in accordance with the Stipulation, plaintiff's counsel of record in the Action may apply to the Court for an award of attorneys' fees and reasonable out-of-pocket disbursements. Subject to the terms and conditions of this Memorandum of Understanding and the contemplated Stipulation, plaintiff's counsel may apply for an award of fees and expenses the total amount of which shall not exceed $200,000, to be paid by Daniel to Goodkind Labaton Rudoff & Sucharow, L.L.P., as receiving agent for plaintiff's counsel, within ten (10) days after the Court's award of attorneys fees and expenses becomes final. Defendants and other releasees will not take any position regarding such an application for fees and expenses; and



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                f. Daniel shall cause the dissemination of notice of the
         Settlement to members of the Class in accordance with Delaware law and shall pay all costs and expenses incurred in providing such notice to the members of the Class.

         6. The consummation of the Settlement is subject to: (a) the mailing of materials to stockholders of record as described in Paragraph 1 on or before June 7, 1999; (b) the consummation of the Tender Offer; (c) the completion by plaintiff of appropriate discovery in the Action reasonably satisfactory to plaintiff's counsel; (d) the drafting and execution of the Stipulation and other agreements necessary to effectuate the terms of the proposed Settlement; and (e) final Court approval (as defined above) of the Settlement and dismissal of the Action with prejudice and without awarding costs to any party except as provided herein. Any of the defendants shall have the right to withdraw from the proposed Settlement in the event that any claims arising out of or relating, in whole or in part, to the Tender Offer or the Merger (whether direct, derivative or otherwise) are commenced against any person in any court prior to final Court approval of the Settlement, and such claims are not dismissed or stayed in contemplation of dismissal. Plaintiff shall have the right to withdraw from the proposed Settlement in the event that plaintiff's counsel in the Action determine subsequent to the execution of this Memorandum of Understanding but prior to the execution of the Stipulation that the Settlement is not fair and reasonable. This Memorandum of Understanding shall be null and void and of no force and effect in the event of any



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such withdrawal by any party or if, for any other reason, the Settlement is not consummated. In such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, and neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding.

         7. The parties to the Action agree that except as expressly provided herein, the Action shall be stayed pending submission of the proposed Settlement to the Court for its consideration. Plaintiff's counsel agrees that the defendants' time to answer or otherwise respond to the Complaint in the Action is extended without date. Counsel shall enter into such documentation as shall be required to effectuate the foregoing agreements.

         8. This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

         9. This Memorandum of Understanding and the Stipulation contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware's conflict of law rules.

         10. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

         11. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs,



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successors and assigns. Plaintiff and his counsel represent and warrant that none of the claims or causes of action asserted in the Action have been assigned, encumbered or in any manner transferred, in whole or in part.
Dated:   June 4, 1999


Of Counsel:                                      ROSENTHAL, MONHAIT, GROSS
                                                 & GODDESS, P.A.
Jonathan M. Plasse
GOODKIND LABATON RUDOFF
& SUCHAROW, L.L.P.
100 Park Avenue                                  /s/ Norman M. Monhait
                                                 ------------------------------
New York, NY 10017                               Norman M. Monhait
(212) 907-0700                                   Mellon Bank Center, Suite 1401
                                                 P.O. Box 1070
                                                 Wilmington, DE 19899
                                                 (302) 656-4433
                                                 Attorneys for Plaintiff

Of Counsel:                                      MORRIS, NICHOLS, ARSHT & TUNNEL

Gerard G. Pecht
FULBRIGHT & JAWORSKI, L.L.P.
1301 McKinney, Suite 5100
Houston, TX 77010-3095                           /s/ A. Gilchrist Sparks, III
(713) 651-5151                                   ------------------------------
                                                 A. Gilchrist Sparks, III
                                                 1201 North Market Street
                                                 P.O. Box 1347
                                                 Wilmington, DE 19899-1347
                                                 (302) 658-9200
                                                 Attorneys for Defendants Daniel
                                                 Industries, Inc.,
                                                 Ronald C. Lassiter,
                                                 Thomas J. Keefe, Michael M.
                                                 Carroll, W.A. Griffin, Brian E.
                                                 O'Neill, Ralph F. Cox, Leo E.
                                                 Linbeck, Jr., Nathan M. Avery
                                                 and Gibson Gayle, Jr.




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Of Counsel:                                      RICHARDS, LAYTON & FINGER

Arthur F. Golden
Frances E. Bivens
DAVIS POLK & WARDWELL                            /s/ Allen M. Terrell, Jr.
450 Lexington Avenue                             -------------------------------
New York, NY 10017                               Allen M. Terrell, Jr.
(212) 450-4000                                   Russell C. Silberglied
                                                 One Rodney Square
                                                 P.O. Box 551
                                                 Wilmington, DE 19899
                                                 (302) 658-6541
                                                 Attorneys for Defendant Emersub
                                                 LXXIV, Inc.








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                                                                       Exhibit A

                          BACKGROUND OF THE TRANSACTION


         On March 4, 1999, the Company received an unsolicited written proposal for a business combination with another company in which the Company's stockholders would receive cash and stock of the other company aggregating $15 per share of Common Stock. On the same date, the Company retained Simmons & Company International ("Simmons"), as the Company's financial advisor, to assist the Company in its consideration of the business combination proposal.

         On March 16, 1999, the Board of Directors of the Company met to consider the business combination proposal. At that meeting the Board discussed the proposal with Simmons and the Company's management and legal advisors. The Board, with the assistance of its advisors, also considered the Company's business, historical and projected future performance, historical trading prices for the Company's stock, market conditions, competition, possible alternative transactions (including a sale of the Company) for maximizing value for the Company's stockholders, the potential values for the Company using discounted cash flows, various multiples and comparable transactions analyses and the range of possible values that could be achieved if the Company were to remain independent or pursue its other alternatives. After considering all of those factors, the Board (i) determined that the business combination proposal was inadequate and rejected it and (ii) decided to initiate a strategic review to evaluate its options for maximizing the value of the Company to its stockholders, including a possible business combination with a larger company.

         Later on March 16, 1999, the Company announced publicly that its Board of Directors had received and rejected the unsolicited proposal described above and that the Board had decided to initiate a strategic review to evaluate its options for maximizing the value of the Company to its stockholders. The Company also announced that it had retained Simmons to assist the Company with its strategic review.

         In the course of the Company's review, 28 potential purchasers for the Company were given the opportunity to sign confidentiality agreements. The Company and Simmons believed that these 28 parties constituted the companies that could be expected both to have an interest in pursuing a transaction with the Company and to be able to consummate a transaction at an acceptable price. Nineteen of these parties, including Parent, agreed to execute confidentiality agreements. Thereafter, Simmons distributed the Company's Confidential Descriptive Memorandum prepared by Simmons and the Company to each of the interested parties that had executed a confidentiality agreement. The Confidential Descriptive Memorandum contained a more detailed analysis of the Company's business than was available publicly and included portions of the Company's strategic business plan, projections for the Company as a whole as well as for its business units and a description of the key underlying assumptions by business unit used in developing the projections.

         Interested parties were invited to submit preliminary indications of interest on April 19, 1999 based on the information provided, subject to confirmatory due diligence, stating the price and form




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of consideration (including cash, stock or a combination of the two) that they would be willing to pay in an acquisition transaction involving the Company. Subsequent to the receipt and review of the preliminary indications of interest, the Company invited nine of those interested parties separately to attend a presentation by the Company's management, to tour the Company's plant and office facilities in Houston, Texas and to review selected due diligence materials in a data room at the Company's offices. Eight of those interested parties, including Parent, participated in that due diligence review of the Company. Each of these eight interested parties was also provided with two versions of the Company's proposed merger agreement, one for use with a stock for stock acquisition and the other for use in a cash acquisition.

         The eight interested parties were invited to submit firm proposals by May 24, 1999 which were to state, among other things, the price each was willing to pay to acquire the Company, the form of consideration to be paid to the Company's stockholders and any financing or other contingencies, and to include their comments on the applicable version of the Company's proposed form of merger agreement.

         Throughout the proposal solicitation process, the Company and its advisors were in regular contact with the interested parties regarding their due diligence investigation of the Company and their bids for the Company.

         At the request of Parent, C.F. Knight, Chairman & CEO of Parent, and D.N. Farr, Senior Executive Vice President of Parent responsible for the Process Control business of Parent, met on May 7, 1999 with key management of the Company, including R.C. Lassiter, the Chairman of the Board and CEO of the Company. Following that meeting, Mr. Knight proposed to Mr. Lassiter that Parent acquire the Company for $21.25 per Share in cash. Messrs. Lassiter, Knight and Farr discussed Parent's proposal and tentatively agreed on it, subject to the approval of the Boards of Directors of the Company, Parent and Purchaser, negotiation of definitive agreements and receipt by the Company of a fairness opinion from Simmons.

         Among other things, Parent's offer of $21.25 in cash per Share was higher than any indication of interest submitted previously by any other party and, in the Company's opinion, was likely to be superior to any bid that any other potential purchaser was likely to make. In addition, Parent's proposed terms permitted another bidder to make a superior proposal which Parent could respond to with a more favorable proposal; or if the Parent did not do so, the Company could terminate its Merger Agreement with Parent and the Purchaser and, subject to paying certain termination fees and expense reimbursement to Parent, enter into a merger agreement with the alternative bidder. To date, the Company has not received any proposal or indication of interest higher than $21.25 per Share.

         Between May 7, 1999 and May 12, 1999, representatives of the Company and Parent (including financial and legal advisors) met to negotiate the terms of the Merger Agreement and the Stock Option Agreement.




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         On May 12, 1999, at a meeting of the Board of Directors of the Company, the Board received a presentation by Simmons and its opinion that, as of that date, and based on the assumptions made, matters considered and limits of review set forth therein, the consideration to be received by the holders of the Shares (other than Parent and its affiliates) in the Offer and the Merger is fair to such holders from a financial point of view. After discussion and consideration of the factors previously described in item 4 of the Company's Schedule 14D-9, the Board unanimously approved the Offer and the Merger (including the execution of the Merger Agreement and the Stock Option Agreement) based on its conclusion that Parent's offer of $21.25 in cash per Share was superior to all other options available to the Company for maximizing value to its stockholders, including the option to remain independent. The Board also unanimously recommended that stockholders tender their Shares pursuant to the Offer.





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